Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

LABOPHARM SUBMITS RESPONSE TO FDA
FOR NOVEL ANTIDEPRESSANT

LAVAL, Quebec (August 11, 2009) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it has submitted its response to the U.S. Food and Drug Administration’s (FDA) complete response letter regarding the Company’s novel formulation of the antidepressant trazodone.

As previously announced, Labopharm received a complete response letter from the FDA on July 17, 2009 indicating the Company’s new drug application (NDA) for its novel trazodone formulation could not be approved in its present form due to deficiencies following the FDA’s inspection of the active pharmaceutical ingredient (API) manufacturing facility.  The letter did not raise any efficacy or safety issues.

The FDA is expected to notify Labopharm within 14 days as to whether or not the Company’s response has been accepted for review.  Once accepted and in accordance with the Prescription Drug User Fee Act (PDUFA), the FDA will assign Labopharm a new action date.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets and Australia. The Company's second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review in the U.S. by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world  if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:
At Labopharm Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com